         Exhibit (h)(21)

EXPENSE REIMBURSEMENT AGREEMENT

         EXPENSE REIMBURSEMENT AGREEMENT, by and between Ivy Funds Distributor, Inc. ("IFDI") and Waddell & Reed Services Company ("WRSCO"), and Ivy Funds, on behalf of its series designated Ivy Bond Fund and Ivy International Growth Fund (each, a "Fund," and, collectively, the "Funds").

         WHEREAS, Ivy Funds, a Massachusetts business trust, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-ended management investment company of the series type, and each Fund is a series of Ivy Funds; and

         WHEREAS, Ivy Funds and IFDI and/or WRSCO have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which each Fund may normally be subject;

         NOW THEREFORE, the parties hereto agree as follows:

1.         Reimbursement of Expenses.

         1.1         Applicable Reimbursement Level and Term of Reimbursement. For the period through July 31, 2009, IFDI and/or WRSCO agrees to reimburse sufficient 12b-1 and/or shareholder servicing fees to cap the expenses for the Class Y shares of Ivy Bond Fund at 1.21% and for the Class Y shares of Ivy International Growth Fund at 1.42% (the "Reimbursement Amount"):

         1.2         Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Fund may offset the appropriate Reimbursement Amount against the 12b-1 and/or shareholder servicing fees payable under the 12b-1 Plan and/or the Shareholder Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid monthly by IFDI and/or WRSCO within the first 10 days of each calendar quarter.

2.         Termination and Effectiveness of Agreement.

         2.1         Termination. This Agreement shall terminate upon termination of the Fund's 12b-1 Plan and/or the Shareholder Servicing Agreement or on July 31, 2009, whichever comes first.

         2.2         Effectiveness. This Agreement shall be effective August 1, 2008.

3.         Miscellaneous.

         3.1         Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

         3.2         Interpretation. Nothing contained herein shall be deemed to require Ivy Funds or the Fund to take any action contrary to the Ivy Funds' Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of Ivy Funds of its responsibility for and control of the conduct of the affairs of Ivy Funds or the Fund.

         3.3         Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the 12b-1 Plan and shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of July 22, 2008.

IVY FUNDS, on behalf of its series,
Ivy Bond Fund and Ivy International Growth Fund

By: /s/Mara D. Herrington
Mara D. Herrington, Vice President

IVY FUNDS DISTRIBUTOR, INC.

By: /s/Thomas W. Butch
Thomas W. Butch, President

WADDELL & REED SERVICES COMPANY

By: /s/Michael D. Strohm
Michael D. Strohm, President